EXHIBIT 12 (A)
SIERRA PACIFIC RESOURCES
RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Year Ended December 31,
	2007	2006	2005	2004	2003
EARNINGS AS DEFINED:
Income (Loss) From Continuing Operations After Interest Charges	$197,295	$279,792	$86,137	$30,842	$(117,286)
Income Taxes	87,555	145,605	43,118	18,050	(51,275)

Income (Loss) From Continuing Operations before Income Taxes	284,850	425,397	129,255	48,892	(168,561)

Fixed Charges	310,876	336,024	319,654	324,969	384,565
Capitalized Interest (allowance for borrowed funds used during construction)	(25,967)	(17,119)	(24,691)	(8,587)	(5,976)
Preferred Stock Dividend Requirement	—	(3,602)	(6,000)	(6,000)	(6,000)

Total	$569,759	$740,700	$418,218	$359,274	$204,028

FIXED CHARGES AS DEFINED:
Interest Expensed and Capitalized (1)	$310,876	$332,422	$313,654	$318,969	$378,565
Preferred Stock Dividend Requirement	—	3,602	6,000	6,000	6,000

Total	310,876	336,024	319,654	$324,969	$384,565

RATIO OF EARNINGS TO FIXED CHARGES	1.83	2.20	1.31	1.11

DEFICIENCY	$—	$—	$—	$—	$180,537

(1)	Includes amortization of premiums, discounts, and capitalized debt expense and interest component of rent expense.
     For the purpose of calculating the ratios of earnings to fixed charges, “Fixed charges” represent the aggregate of interest charges on short-term and long-term debt (whether expensed or capitalized), the portion of rental expense deemed to be attributable to interest, and the pre-tax preferred stock dividend requirement of SPPC. “Earnings” represents pre-tax income (or Loss) from continuing operations before pre-tax preferred stock dividend requirement of SPPC and fixed charges (excluding capitalized interest).